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INTERNATIONAL BANK FOR RECONSTRUCTION            1818 H Street, N.W.                     (202) 477-1234
AND DEVELOPMENT                                  Washington, D.C. 20433  U.S.A.          Cable Address: INTBAFRAD

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                                                                FILE NO. 1-3431
                                                                REGULATION BW
                                                                RULE 3

                                                                December 9, 2002



VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549


Gentlemen:

     Pursuant to Rule 3 of Regulation BW, please find attached a Supplemental Report dated December 9, 2002 of the Bank with respect to the Bank's Short-Term Notes.


                                                    Sincerely yours,

                                                    /s/ Susan McAdams

                                                      Susan McAdams
                                               Acting Chief Counsel, Finance


Attachments




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                                                                FILE NO. 1-3431
                                                                REGULATION BW
                                                                RULE 3



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                             SUPPLEMENTAL REPORT OF

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT







                               With respect to its
                                Short-Term Notes





                    Filed pursuant to Rule 3 of Regulation BW




                             Dated: December 9, 2002


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     The following information regarding the Short-Term Notes (the "Notes") of
International Bank for Reconstruction and Development (the "Bank") is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of a Supplemental Information Statement, attached as Exhibit A (the "Supplemental Information Statement").

     Item 1.   DESCRIPTION OF OBLIGATIONS

               -    See Supplemental Information Statement.

               - Short-Term Notes, to be offered on a continuous basis at a discount and with maturities of 360 days or less.

               - Federal Reserve Bank of New York, 33 Liberty Street, New York, is the Fiscal Agent.

     Item 2.   DISTRIBUTION OF OBLIGATIONS

               -    See Supplemental Information Statement, cover page.

               - The Notes will be offered on a continuous basis with pricing, distribution and commission arrangements as set out in the Selling Group Agreements dated June 2, 1999 between the Bank and each of the dealers listed on the cover page of the Supplemental Information Statement (the "Selling Group Agreements").

     Item 3.   DISTRIBUTION SPREAD

               -    See Supplemental Information Statement, cover page.

               -    See Selling Group Agreements, page 4.

     Item 4.   DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               -    See Item 2.

     Item 5.   OTHER EXPENSES OF DISTRIBUTION

               - As the Notes will be offered on a continuous basis, precise expense amounts are not known. Approximate annual printing costs are $1,250. The fiscal agency fees charged to the Bank for services rendered by the Fiscal Agent with respect to all of the Bank's domestic borrowings are currently about $900,000 on an annualized basis. While the precise amount of such fiscal agency fees attributable to the Short-Term Notes is



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                    not determinable, the Bank estimates that between 5 and
                    10 percent of such fees should be so attributed.

     Item 6.   APPLICATION OF PROCEEDS

               -    See Supplemental Information Statement, page 3.

     Item 7.   EXHIBIT

               - Exhibit A: Supplemental Information Statement dated October 20, 2002.

               - See also the Bank's Information Statement dated September 17, 2002, filed as Exhibit A to the Bank's Report dated October 9, 2002 with respect to one or more proposed issues of debt securities of the Bank.




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                                                                       EXHIBIT A
                         SUPPLEMENTAL INFORMATION STATEMENT

                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                AND DEVELOPMENT

                                     [LOGO]

                                 DISCOUNT NOTES

    The World Bank, officially known as the International Bank for Reconstruction and Development (the Bank), intends to offer on a continuous basis notes (Discount Notes) represented by certificates, in bearer form only, or in uncertificated form (Bookentry Discount Notes) with maturities of 360 days or less at a discount and, in the case of Discount Notes in certificated form only, on an interest-bearing basis. The Discount Notes are offered through a group of dealers consisting of Credit Suisse First Boston Corporation; HSBC Securities (USA) Inc.; Goldman, Sachs & Co.; Lehman Brothers Inc.; Merrill Lynch Government Securities Inc.; and UBS Warburg LLC (the Dealers). The Discount Notes may be offered in the United States and Eurodollar markets. The Dealers will not accept any customer's order for Discount Notes to be issued by the Bank for less than $50,000 aggregate face amount per maturity date. Bookentry Discount Notes are available in denominations of $5,000 and integral multiples thereof. Discount Notes in certificated form are available in denominations of $5,000, $25,000, $100,000 and $1,000,000. The maturities of
Discount Notes offered by the Bank and the discount rate for various maturities will be established from time to time by the Bank. Information as to the maturities available and such discount rates (as well as the corresponding interest rates for Discount Notes to be sold on an interest-bearing basis) may be obtained from the Dealers.

    Each of the Dealers has undertaken to the Bank to use its best efforts to maintain a secondary market for the Discount Notes.

    The Federal Reserve Bank of New York acts as Fiscal Agent of the Bank with respect to Discount Notes pursuant to a Fiscal Agency Agreement. On original issuance, all Discount Notes will be issued through the office of the Fiscal Agent in New York. Bookentry Discount Notes will be held by Holding Institutions designated by the Dealers including Morgan Guaranty Trust Company of New York and The Chase Manhattan Bank as depositaries for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, societe anonyme, respectively. After original issuance, all Bookentry Discount Notes will continue to be held by such Holding Institutions unless a purchaser arranges for the transfer of its Bookentry Bonds to another Holding Institution. There will be no conversions from Bookentry Discount Notes to Discount Notes in certificated form or vice versa. Payment of the purchase price for Discount Notes and payment of Discount Notes at maturity are to be made in immediately available funds to accounts of Holding Institutions.

    The Discount Notes will not be obligations of any government.

    The validity and the terms and conditions of the Discount Notes will be governed by the law of the State of New York.

October 20, 2002

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BOOKENTRY SYSTEM

    The Federal Reserve Bank of New York will take delivery of and hold Bookentry Discount Notes as record owner and custodian, but only for other Federal Reserve Banks and Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Bookentry Discount Notes through their respective Federal Reserve Bank or Branch. A Holding Institution is a depository institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. Transfers of Bookentry Discount Notes between Holding Institutions can be made through the Federal Reserve Communications System.

    The aggregate holdings of Bookentry Discount Notes of each Holding Institution will be reflected in the bookentry account of such Holding Institution with its Federal Reserve Bank or Branch. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial owner, will have the responsibility of establishing and maintaining accounts for its customers having interests in Bookentry Discount Notes. Federal Reserve Banks will be responsible only for maintaining the bookentry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Bank, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Bookentry Discount Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Bookentry Discount Notes. The Federal Reserve Banks will not record pledges of Bookentry Discount Notes.

    The Bank will not impose fees in respect of Bookentry Discount Notes. However, owners of Bookentry Discount Notes may incur fees payable in respect of the maintenance and operation of the bookentry accounts in which such Bookentry Discount Notes are held.

UNITED STATES MEMBERSHIP IN THE BANK

    The United States became a shareholder of the Bank pursuant to an Act of Congress (Bretton Woods Agreements Act, 22 U.S.C. Sections 286 et seq.). The United States is the Bank's largest shareholder, having 16.87% of its shares and 16.41% of the total voting power at June 30, 2002. The United States is represented on the Bank's Board of Governors by the Secretary of the Treasury. The United States also selects one of the Bank's 24 Executive Directors, who is appointed by the President of the United States with the advice and consent of the Senate. The Bank is an instrumentality of its member governments including the United States Government.

ELIGIBILITY FOR INVESTMENT

    The Discount Notes may be accepted as security for all fiduciary, trust, and public funds, the investment or deposit of which are under the authority and control of the United States or any officers thereof
(31 C.F.R. Section 202.6(b)). The Discount Notes are also acceptable as collateral for Treasury tax and loan accounts at 95% of their market price (31 C.F.R. Section 203.24(d)).

    The Discount Notes are eligible, at the discretion of the Federal Reserve Banks, as security for advances by Federal Reserve Banks to member banks
(12 U.S.C. Section 347). National banks and state member banks of the Federal Reserve System may, under Federal law, deal in the Discount Notes without limitation and may hold Discount Notes for their own account subject to a limit of 10% of their unimpaired capital and surplus (12 U.S.C. Section 24 (Seventh)). Surplus and reserve funds of Federal Home Loan Banks may be invested in the Discount Notes if obligations of the Bank are eligible investments for fiduciary and trust funds under the laws of the state where the Federal Home Loan Bank is located (12 U.S.C. Sections 1431(h) and 1436(a)). The Discount Notes are eligible for purchase by federally chartered savings associations in an amount not exceeding 30% of association assets (12 U.S.C. Section 1464(c)(2)(D)). Under the laws of many states, the Discount Notes and other obligations of the Bank are legal investments for fiduciary and trust funds, savings banks and insurance companies.

APPROVAL OF THE UNITED STATES GOVERNMENT

    As required by its Articles of Agreement, the Bank has obtained the approval of the United States Government for the raising of funds in or outside the United States through the issuance of the Discount Notes.

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STATUS UNDER SECURITIES ACTS

    Under the provisions of Section 15(a) of the Bretton Woods Agreements Act, as amended, the Discount Notes are exempted securities within the meaning of
Section 3(a)(2) of the Securities Act of 1933, as amended, and Section 3(a)(12) of the Securities Exchange Act of 1934, as amended.

LEGAL MATTERS

    The legality of the Discount Notes has been passed upon by the Vice President and General Counsel of the Bank and by Brown & Wood, counsel for the Dealers, who, with respect to certain matters, have relied upon the opinion of the counsel of the Bank.

USE OF PROCEEDS

    The net proceeds to the Bank from the sale of Discount Notes will be used in the general operations of the Bank.

TAX MATTERS

    The following is a summary of the provisions of the Articles affecting the taxation of Discount Notes and of certain anticipated United States Federal income, withholding and estate tax consequences resulting from the ownership of Discount Notes. This is a limited summary based upon certain generally applicable United States Federal income, withholding and estate tax laws as now in effect and as currently interpreted and does not include any description of the tax laws of any state, local or foreign government that may apply. It is not intended as tax advice to any person, and all persons considering the purchase of Discount Notes should consult their own tax counsel or other expert.

    Discount Notes and the interest and original issue discount ("OID") thereon generally will be subject to taxation, including United States Federal income and estate taxation. Under the Internal Revenue Code of 1986, as amended (the "Code"), a United States citizen or resident alien individual, as well as a United States domestic corporation, trust or estate, will be taxable on the interest and OID accrued or received with respect to Discount Notes depending on such taxpayer's method of accounting and any special rules applicable to such taxpayer. Accrual-basis taxpayers generally will be required to include OID in income ratably over the period in which a Discount Note is held, under methods provided in the Code. For cash-basis taxpayers generally, OID will not be subject to ratable inclusion, but gain on the sale or redemption of Discount Notes will be treated as ordinary income to the extent of the OID attributable to the period during which the selling taxpayer held such Discount Notes.

    The United States Treasury Department has issued to the Bank rulings dated May 4, 1988 and May 5, 1989 (the "Rulings") regarding certain United States tax consequences under the Code of the receipt of interest on securities issued by the Bank. The Rulings provide that interest paid by the Bank on such securities, including accrued OID, constitutes income from sources outside the United States.

    Under the Rulings, the Bank's payments of interest and original issue discount ordinarily would not be subject to United States Federal income tax, if paid to a nonresident alien individual (or foreign estate or trust) or to a foreign corporation, whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such payments would be subject to United States Federal income tax if: (a) such payments are derived by such person in the active conduct of a banking, financing or similar business within the United States or are received by a corporation the principal business of which is trading in stock or securities for its own account, and in either case such payments are attributable to an office or other fixed place of business of such person within the United States; or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such payments are attributable to its United States business.

    The Bank's Articles provide that the Bank's securities and interest, if any, thereon are not subject to any tax by a member (a) which tax discriminates against the securities solely because they are issued by the Bank or (b) if the sole jurisdictional basis for the tax is the place or currency in which the securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. The imposition of United States Federal income tax in the manner described above is not inconsistent with the Bank's Articles.

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    Under its Articles, the Bank is not under any obligation to withhold or pay any taxes on any interest on the securities it issues. The Rulings accordingly determined that neither the Bank nor an agent appointed by it for the purpose of paying interest on securities issued by the Bank is required to withhold tax on interest paid by the Bank. Payments of interest and accrued OID on Discount Notes will be made by the Fiscal Agent without deduction in respect of any such tax.

    Furthermore, neither the Bank nor, under regulations effective January 1, 2001, the Fiscal Agent is subject to the reporting requirements that are imposed by United States tax law with respect to certain payments of interest and principal and accruals of OID on debt obligations. Neither the Bank nor the Fiscal Agent is required to implement backup withholding with respect to such payments and accruals. However, the Fiscal Agent may file information returns with the Internal Revenue Service with respect to payments of interest and principal and accruals of OID within the United States to certain non-corporate United States persons as if such returns were required of it.

    In addition, brokers, trustees, custodians and other intermediaries within the United States are subject to the reporting and backup withholding requirements with respect to certain payments of interest and principal and accruals of OID on Discount Notes held for the account of certain non-corporate United States persons. Foreign persons holding Discount Notes within the United States through such intermediaries may be required to establish their status in order to avoid information reporting and backup withholding of tax by such intermediaries in respect of payments and accruals on such Discount Notes.

    In the case of United States Federal estate tax, the Rulings determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of the Bank are deemed to be situated outside the United States for purposes of the United States Federal estate tax and are not includable in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.

AVAILABILITY OF INFORMATION AND INCORPORATION BY REFERENCE

    The Bank is subject to certain informational requirements of Regulation BW, promulgated by the Securities and Exchange Commission (the Commission) under
Section 15(a) of the Bretton Woods Agreements Act, and in accordance therewith files its regular quarterly financial statements, the annual report of the Bank to its Board of Governors and other information with the Commission.

    In addition the Bank periodically files with the Commission an information statement which describes the Bank, its capital, operations, administration, Articles of Agreement, legal status and certain features of its debt securities (the "Information Statement"). Each Information Statement also includes the Bank's latest audited financial statements and its latest unaudited quarterly financial statements, if any. The current Information Statement dated
September 17, 2002 contains the Bank's audited financial statements as of June 30, 2002

    The Information Statement dated September 17, 2002 and any Information Statement and any quarterly or annual financial statements filed by the Bank pursuant to Regulation BW subsequent to September 17, 2002 and prior to the termination of the offering of Discount Notes under this Supplemental Information Statement, including the Bank's audited annual financial statements as of June 30, 2002, shall be deemed to be incorporated by reference into this Supplemental Information Statement and to be a part hereof. The Information Statement dated September 17, 2002, this Supplemental Information Statement and the Bank's audited annual financial statements as of June 30, 2002 will be filed with the Commission electronically through the EDGAR System and will be available at the Internet address: http://www.sec.gov/edgarhp.htm. Upon request, the Bank will provide without charge copies of the Information Statement and any quarterly or annual financial statements incorporated herein by reference. Written or telephone requests should be directed to the World Bank, 1818 H Street, N.W., Washington, D.C. 20433, ATTENTION: Investment Management Department, (202) 477-0881.

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